GREENMAN

TECHNOLOGIES, INC.

June 13, 2011

Via Edgar and Facsimile

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:         Sherry Haywood

Re:         Request to Withdraw Registration Statement on Form S-1 of

GreenMan Technologies, Inc., Registration No. 333-173264

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, GreenMan Technologies, Inc. (the “Registrant”) hereby requests withdrawal of the Registrant’s Registration Statement on Form S-1, Registration No. 333-173264, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on April 1, 2011.

The Registrant is requesting withdrawal of the Registration Statement because it has elected not to proceed with the offering of common stock and warrants as described in the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant may undertake one or more subsequent private offerings in reliance on Rule 155(c) under the Securities Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission, unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Please send copies of any correspondence that the Commission may issue to me at the following address:

Charles E. Coppa

Chief Financial Officer

GreenMan Technologies, Inc.

7 Kimball Lane, Building A

Lynnfield, Massachusetts 01940
Facsimile: (781) 224-0114

If you have any questions with respect to this matter, please contact me at (781) 224-2411 or contact the Registrant’s legal counsel, Carl F. Barnes, of Morse, Barnes-Brown & Pendleton, P.C., at (781) 622-5930.

Sincerely,

GreenMan Technologies, Inc.

By:       /c/ Charles E. Coppa

Charles E. Coppa

Chief Financial Officer

cc: Carl F. Barnes